SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2000
                                       or

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
     OF   1934   For   the   transition   period   from   _________________   to
     _______________________

                    Commission file number __________________


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          VTEL Corporation 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                VTEL Corporation
                               108 Wild Basin Road
                               Austin, Texas 78746

Financial Statements and Supplemental Schedule

VTEL Corporation 401(k) Plan

Year ended December 31, 2000 with Report of Independent Auditors

                          VTEL Corporation 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule


                          Year ended December 31, 2000



                                    Contents

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................3
Statement of Changes in Net Assets Available for Benefits......................4
Notes to Financial Statements..................................................5


Supplemental Schedule

Schedule H, line 4i, Schedule of Assets (Held at End of Year)..................9

                         Report of Independent Auditors



The Trustees
VTEL Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the VTEL Corporation 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 25, 2001

                          VTEL Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31
                                                    2000                 1999
                                              ----------------------------------

Assets
Investments at fair value                     $   23,021,889      $   26,633,743
Cash                                                   3,193               9,915
Employee contributions receivable                     39,649              48,488
Employer contribution receivable                       8,106                   -
                                              ----------------------------------
Net assets available for benefits             $   23,072,837      $   26,692,146
                                              ==================================




See accompanying notes.

                          VTEL Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000



Additions:
   Contributions:
     Employee                                                $    2,204,032
     Employer                                                       239,785
   Investment income:
     Interest and dividends                                         163,079
     Net depreciation in fair value of investments               (2,525,130)
                                                             --------------

Total additions                                                      81,766

Deductions:
   Benefit payments                                               3,689,775
   Administrative expense                                            11,300
                                                             --------------

Net decrease in net assets available for benefits                (3,619,309)

Net assets available for benefits at beginning of year           26,692,146
                                                             --------------

Net assets available for benefits at end of year             $   23,072,837
                                                             ==============




See accompanying notes.

                          VTEL Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000




1. Description of Plan

The VTEL Corporation 401(k) Plan (the Plan) became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of VTEL Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company  may make  matching  contributions  up to  specified  amounts at its
discretion.   During  March  of  2000,   the  Company   began  making   matching
contributions.

All contributions are invested at the direction of the participants.

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age as defined in the Plan, up to the statutory annual deferral limit.

Vesting

Participants are immediately vested in their contributions and earnings thereon. Should the Company decide to match contributions, the contributions would vest based on years of service completed by participants.

                          VTEL Corporation 401(k) Plan

1. Description of Plan (continued)

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity. There were no benefits payable by the Plan at December 31, 2000.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

Participant Accounts

Discretionary employer matching contributions, if any, are allocated annually to participant accounts based upon the percentage determined and authorized by the Company's board of directors.

Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participants vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless it is used to purchase participant's principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts and bears interest at a rate commensurate with local rates for similar plans.

                          VTEL Corporation 401(k) Plan

1. Description of Plan (continued)

Forfeitures

Forfeitures,   if  any,   under  the  Plan  are  first  applied  to  payment  of
administrative expenses of the Plan and then to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Some of the administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value, which is determined based on quoted market prices. Participant loans are stated at cost which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes and schedule. Actual results could differ from those estimates.

                          VTEL Corporation 401(k) Plan

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:


                                                                                        December 31,
                                                                                 2000                 1999
                                                                          ------------------   ------------------
  Connecticut General Life Insurance Company
  Pooled Separate  Accounts:
  Charter Guaranteed Income Fund                                          $    2,696,879       $    2,844,531
  Fidelity Advisors Growth                                                     2,580,420            3,943,000
  Dreyfus Founders Growth                                                      2,489,058            3,545,284
  Neuberger & Berman Partners Trust                                            1,931,180            2,509,352
  Invesco Total Return Fund                                                    1,576,998            2,063,851
  Janus Worldwide Account                                                      2,820,812            2,809,857
  State Street Russell 3000 Fund                                               2,023,610            2,262,251
  Charter Small Company Stock Growth-Fiduciary                                 3,579,410            3,097,495



During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

              Pooled separate accounts                              $2,149,814
              Common Stock                                             375,316
                                                                    ----------
                                                                    $2,525,130
                                                                    ==========

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 26, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                          VTEL Corporation 401(k) Plan

          Schedule H, line 4i, Schedule of Assets (Held at End of Year)
                         EIN: 74-2415696 Plan Number 001

                                December 31, 2000


             Identity of Issue                          Description of Asset                  Current Value
------------------------------------------------------------------------------------------------------------
*Connecticut General Life Insurance Company    Charter Guaranteed Income Fund; 92,744
                                                  units, unit value $29.08                    $    2,696,879
*Connecticut General Life Insurance Company    Charter Guaranteed Government Securities;
                                                  2,141 units, unit value $13.56                      29,029
*Connecticut General Life Insurance Company    Charter Corporate Bond - CIGNA; 72,626
                                                  units, unit value $12.22                           887,644
*Connecticut General Life Insurance Company    CIGNA Lifetime 20; 4,580 units,
                                                  unit value $23.12                                  105,891
*Connecticut General Life Insurance Company    CIGNA Lifetime 30; 6,953 units,
                                                  unit value $22.40                                  155,732
*Connecticut General Life Insurance Company    CIGNA Lifetime 40; 4,198 units,
                                                  unit value $21.38                                   89,758
*Connecticut General Life Insurance Company    CIGNA Lifetime 50; 4,296 units,
                                                  unit value $20.27                                   87,064
*Connecticut General Life Insurance Company    CIGNA Lifetime 60; 459 units,
                                                  unit value $18.05                                    8,282
*Connecticut General Life Insurance Company    Fidelity Advisors Growth Opportunities;
                                                  39,036 units unit value $66.10                   2,580,420
*Connecticut General Life Insurance Company    Dreyfus Founders Growth; 90,258 units, unit
                                                  value $27.58                                     2,489,058
*Connecticut General Life Insurance Company    Neuberger & Berman Partners Trust; 82,920
                                                  units, unit value $23.29                         1,931,180
*Connecticut General Life Insurance Company    Invesco Total Return Fund; 41,998 units,
                                                  unit value $37.55                                1,576,998
*Connecticut General Life Insurance Company    Lazard Equity Portfolio Account; 3,040
                                                  units, unit value $28.30                            86,029
*Connecticut General Life Insurance Company    Janus Worldwide Account; 37,923 units, unit
                                                  value $74.38                                     2,820,812
*Connecticut General Life Insurance Company    Templeton Foreign Account; 66,740 units,
                                                  unit value $14.73                                  983,406

                                                                               9


                          VTEL Corporation 401(k) Plan

    Schedule H, line 4i, Schedule of Assets (Held at End of Year) (continued)
                         EIN: 74-2415696 Plan Number 001

                                December 31, 2000



             Identity of Issue                          Description of Asset                  Current Value
------------------------------------------------------------------------------------------------------------

*Connecticut General Life Insurance Company   State Street Russell 3000 Fund;
                                                 96,892 units, unit value $20.89                   2,023,610
*Connecticut General Life Insurance Company   Charter Small Company Stock
                                                 Growth-Fiduciary; 185,430 units,
                                                 unit value $19.30                                 3,579,410
*Connecticut General Life Insurance Company   Charter Small Company Stock Value I-Berger;
                                                 24,347 units, unit value $15.51                     377,656
*National Financial Services                  VTEL Common Stock; 153,914 units, unit value
                                                 $0.88                                               134,584
*Participant Loans                            Loaned funds of various maturities (years)
                                                 and rates from 7.75% to 10.50%                      378,447
                                                                                              --------------
Total                                                                                         $   23,021,889
                                                                                              ==============

*Indicates a party-in-interest to the Plan.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    VTEL Corporation 401(k) Plan


Date: June 28, 2001                                 /s/ Paul Tesluk
                                                    ----------------------------
                                                    Paul Tesluk
                                                    Plan Advisor

                                  Exhibit Index


Exhibit
Number                         Document Description
-------                        --------------------


23                           Consent of Ernst & Young